

November 22, 2011

<u>Via E-mail</u>
David Funderburk
Chief Executive Officer
Autovative Products, Inc.
502 N. Santa Fe Avenue, Ste. D
Vista, CA 92083

      Re: Autovative Products, Inc.
                Amendment No. 3 to
                Registration Statement on Form S-1
                Filed November 7, 2011
                File No. 333-175212

Dear Mr. Funderburk:

      We have received your response to our letter dated October 28, 2011 and have the following additional comments.

<u>Company Assets, page 5</u>

1. We note your statement that there is no loan arrangement in place between you and Mr. Funderburk. In the interest of clarity, please revise to also state, if true, that Mr. Funderburk has no current obligation to pay any expenses of the company.

<u>Company Cash Flow, page 5</u>

2. We note your revised disclosure on page five. Please tell us why you have excluded professional fees from your burn rate or revise to include.

Risk Factors, page 8

OUR PRODUCTS OR PROCESSES COULD GIVE RISE TO CLAIMS THAT OUR
PRODUCTS INFRINGE ON THE RIGHTS OF OTHERS, page 10

3. We note your response to our prior comment 11. Regarding the existing patent
    for the basic technology used in the Overhead Door Saver, please revise to also
    discuss, if appropriate, any risk that your product would infringe on this existing
    patent.

Description of Business, page 17

Business Strategy, page 17

4. We note your response to our prior comment 19. Please revise the discussion
    "Establishing manufacturing alliances with manufacturers, both domestically and
    abroad, to mass produce our products" to also discuss future manufacturing plans,
    if any, for the Overhead Door Saver.

5. Please remove references to specific distributors or merchants unless currently
    you sell through those distributors. We note references to NAPA, CARQUEST,
    Federated, the Alliance, Uni-Select, ADN, AutoZone, O'Reilly Auto Parts and
    Canadian Tire on page 17.

6. Please expand the discussion "Establishing distribution outlets globally through
    alliances with companies with those locations established, including capability to
    establish more outlets" to clarify the timeline, material steps, and costs involved.

Exhibit Index

7. Please add Exhibit 10.1 to the exhibit index.

Signatures

8. We note your response to our prior comment 31. We note that the registration
    statement is no longer signed by someone in the capacity of principal financial
    officer. The second half of the signature block should be signed by a person or
    persons in the capacity of principal executive officer, principal financial officer,
    and either controller or principal accounting officer. Please revise the second part
    of the signature block to indicate who is signing in the capacity of principal
    financial officer. See Instruction 1 to Signatures on Form S-2.

Other

9. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

10. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement. Also, please revise the consent of the independent registered accountant to refer to the appropriate report date for the audit report on page F-2 of June 3, 2011 rather than June 6, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

David Funderburk
Autovative Products, Inc.
November 22, 2011
Page 4

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor